UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number 001-36487

Abengoa Yield plc
(Exact name of Registrant as Specified in its Charter)
(doing business as Atlantica Yield)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

January 29th, 2016 – Abengoa, S.A. (“Abengoa”) has informed Atlantica Yield (the “Company”) that several indirect subsidiaries of Abengoa in Brazil, including Abengoa Concessoes Brasil Holding S.A. (“ACBH”), have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”). Atlantica Yield owns a preferred equity investment in ACBH that gives it the right to receive a preferred dividend.  Pursuant to the terms of a deed entered into between the Company and Abengoa, in the event the annual dividend paid by ACBH to us is below the amount agreed, the Company is entitled to defer the payment of a portion of the dividend payable from Atlantica Yield to Abengoa in an amount equal to such shortfall. The Company is assessing the potential impact of this event together with external advisors and this analysis is currently ongoing.

About Atlantica Yield

Atlantica Yield is the corporate brand for Abengoa Yield plc, a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and EMEA (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E-mail: ir@atlanticayield.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@atlanticayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2016

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Managing Director